                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 7)1

                                 IMAGEMAX, INC.
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                                (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
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                         (Title of Class of Securities)

                                   45245V 10 1
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                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 1, 2001
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             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

            NOTE.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 8 Pages)

--------
     1      The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  SEE the NOTES).

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CUSIP No. 45245V 10 1                   13D             Page 2 of 8 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                STEEL PARTNERS II, L.P.
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                        (b) |_|
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     3         SEC USE ONLY

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     4         SOURCE OF FUNDS*
                     WC
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                |_|
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     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    889,250
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                889,250
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     889,250
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                              |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     13.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 45245V 10 1                   13D             Page 3 of 8 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   WARREN LICHTENSTEIN
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    889,250
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                889,250
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     889,250
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                              |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     13.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 45245V 10 1                   13D             Page 4 of 8 Pages
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            The following constitutes Amendment No. 7 ("Amendment No. 7") to the
Schedule 13D filed by the undersigned.  This Amendment No. 7 amends the Schedule
13D as specifically set forth.

   Item 2 is hereby amended to add the following:

                 On August 2, 2001, the Fund  terminated the Services  Agreement with Steel  Partners  Services under which Steel  Partners  Services  previously managed on a discretionary basis certain of the Fund's assets,  including 39,860
Shares of the Issuer (the "Fund Shares").  Immediately  upon  termination of the
Services  Agreement,  Steel Partners Services ceased to be a beneficial owner of the 39,860 Fund  Shares.  Accordingly,  Steel  Partners  Services is no longer a
Reporting Person.

                 On October 1, 2001,  Steel  Partners II withdrew its nomination of  directors  to the Issuer's  Board of  Directors  pursuant to the  Nomination
Letter of April 27,  2001.  Accordingly,  Jack L.  Howard and Glen Kassan are no
longer Reporting Persons.

   Item 3 is hereby amended and restated as follows:

                 The aggregate  purchase  price of the 889,250  Shares of Common
Stock owned by Steel Partners II is $1,154,419. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

   Item 4 is hereby amended to add the following:

                 On October 1, 2001,  Steel  Partners II withdrew its nomination of Messrs.  Lichtenstein,  Howard and Kassan to the Issuer's  Board of Directors
pursuant to the Nomination Letter of April 27, 2001.

   Items 5(a)-(b) are hereby amended and restated as follows:

                 (a)-(b)  The  aggregate  percentage  of Shares of Common  Stock reported  owned by each  person  named  herein is based  upon  6,732,473  Shares outstanding,  which is the total number of Shares of Common Stock outstanding as reported in the Issuer's  Quarterly  Report on Form 10-Q for the fiscal  quarter ended June 30, 2001.

                 As of the close of business on October 1, 2001,  Steel Partners
II beneficially owned 889,250 Shares of Common Stock, constituting approximately
13.2% of the Shares  outstanding.  Mr.  Lichtenstein  beneficially owned 889,250
Shares,  constituting  approximately  13.2%  of  the  Shares  outstanding.   Mr.
Lichtenstein  has sole voting and dispositive  power with respect to the 889,250
Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

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CUSIP No. 45245V 10 1                   13D             Page 5 of 8 Pages
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   Item 5(c) is hereby amended to add the following:

                 Schedule  A  annexed  hereto  lists  all  transactions  in  the
Issuer's Common Stock by the Reporting Persons,  Steel Partners  Services,  Jack
and Kathy Howard, and Glen Kassan during the past sixty days.

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CUSIP No. 45245V 10 1                   13D             Page 6 of 8 Pages
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                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   October 1, 2001                    STEEL PARTNERS II, L.P.

                                            By: Steel Partners, L.L.C.
                                                General Partner

                                            By: /s/ WARREN G. LICHTENSTEIN
                                                --------------------------
                                                Warren G. Lichtenstein,
                                                Chief Executive Officer

                                            /s/ WARREN G. LICHTENSTEIN
                                            ------------------------------
                                            WARREN G. LICHTENSTEIN

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CUSIP No. 45245V 10 1                   13D             Page 7 of 8 Pages
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                                   SCHEDULE A

                      TRANSACTIONS IN THE SHARES DURING THE
                      -------------------------------------
                                 PAST SIXTY DAYS
                                 ---------------

       Shares of
     Common Stock                   Price Per                   Date of
  Purchased / (Sold)                 Share($)              Purchase / (Sale)
  ------------------                ----------             -----------------

                          STEEL PARTNERS SERVICES, LTD.
                         ------------------------------

      (39,860)                        $.4712                 (8/14/01)

                             STEEL PARTNERS II, L.P.
                             -----------------------
                                      None

                             WARREN G. LICHTENSTEIN
                             ----------------------
                                      None

                              JACK AND KATHY HOWARD
                              ---------------------
                                      None

                                   GLEN KASSAN
                                   -----------
                                      None

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CUSIP No. 45245V 10 1                   13D             Page 8 of 8 Pages
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EXHIBIT                                                               PAGE
-------                                                               ----
1.          Joint Filing Agreement by and between                      --
            Steel Partners II, L.P. and Warren G.
            Lichtenstein, dated as of August 4,
            2000 (previously filed).

2.          Joint Filing Agreement by and among                        --
            Steel Partners II, L.P., Warren G.
            Lichtenstein, Jack L. Howard and Glen
            Kassan, dated as of April 27, 2001
            (previously filed).

3.          Nomination Letter from Steel Partners                      --
            II, L.P. to ImageMax, Inc., dated
            April 27, 2001 (previously filed).

4.          Confidentiality Agreement by and                           --
            between ImageMax, Inc. and Steel
            Partners II, L.P., dated June 6, 2001
            (previously filed).

5.          Amendment No. 1 to Joint Filing                            --
            Agreement, dated July 3, 2001
            (previously filed).